Energy for the Future

June 8, 2009

Ms. Mary Beth Breslin
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Ener1, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 12, 2009; Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed May 11, 2009
File No. 001-34050

Dear Ms. Breslin:

On behalf of Ener1, Inc. (“Ener1” or the “Company”), this responds to your letter dated May 29, 2009, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 12, 2009 (the "Annual Report") and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed on May 11, 2009 (the "Quarterly Report" and collectively with the Annual Report, the “Filings”). Each of your comments is set forth below, followed by the Company’s related response. The Company prepared these responses with the assistance of Mazzeo Song & Bradham LLP, the Company's outside legal counsel and the assistance of Malone & Bailey, PC, the Company’s independent registered public accounting firm.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

Comment 1

Please tell us why you have indicated on the cover page of your Form 10-K that you have a class of common stock registered under Section 12(g) of the Exchange Act rather than Section 12(b). Also, tell us, and in future filings present, your aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second fiscal quarter.

Response 1

Ener1 has historically filed its Form 10-K indicating that the class of common stock was registered under Section 12(g) of the Exchange Act. As our common stock is now traded on the Nasdaq Global Market, if the Commission prefers, we can indicate in future filings that we have a class of common stock registered under Section 12(b) of the Exchange Act. The aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of our most recently completed second fiscal quarter on June 30, 2008 was $295,191,000. The Company will include this disclosure in future filings.

Ener1, Inc.
1540 Broadway, Suite 25C, New York, NY 10036
Phone: (212) 920-3500 Fax: (212) 920-3510
www.ener1.com

Application of Critical Accounting Policies, page 33

Intangible Assets and Goodwill, page 33

Comment 2

In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please disclose the following in future filings:

•
A clear explanation of how goodwill impairment is assessed under the SFAS 142, including a description of each phase of the two-step impairment test and how you measure fair value for purposes of this exercise, including a description of the nature and extent of estimates and uncertainties that are inherent to that process:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•
For each of the valuation methodologies used to value goodwill (if multiple approaches are used), disclose sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Response 2
The Company will include in future filings the suggested disclosure to provide readers with a better insight into management’s judgments into accounting for goodwill.

Consolidated Balance Sheets, page 39

Comment 3

We see that you include restricted cash within the line item “cash and cash equivalents.” In accordance with Rule 5-02(1) of Regulation S-X, please revise future filings to separately disclose on the face of the balance sheet any cash or cash items that are legally restricted as to usage or withdrawal. The terms of the restrictions should also be described in a note to the statement. Please similarly revise the statement of cash flows in future filings to separately show the cash inflow or outflow from restricted cash in accordance with SFAS 95.

Response 3
The Company will revise in future filings, as applicable, to separately disclose on the face of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows any cash or cash items that are legally restricted as to usage or withdrawal. The terms of the restrictions, if any, will also be described in the notes to the consolidated financial statements, as applicable.

Consolidated Statements of Cash Flows, page 42

Comment 4

We note the reference to “cash paid for acquisition of remaining 19.5% interest in EnerDel.” Please clarify in future filings if you meant the cash paid for the acquisition of the interest in Enertech during 2008.

Response 4
In the Consolidated Statement of Cash Flows for the year ended December 31, 2008, the $600,000 in cash paid for acquisition should state “for the acquisition of the interest in Enertech.” The Company will revise this disclosure in future filings to clarify.

Note 2, Significant Accounting Policies, page 45

Revenue Recognition, page 49

Comment 5

Please tell us and revise in future filings your specific revenue recognition policy for all significant products and services. Details should be provided to the extent that policy differs among customers, channels and products. The policy should also address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. In addition, clarify how you estimate returns considering your lack of historical information. Refer to SAB 104.

Response 5

As stated in Note 2 to our financial statements in the revenue recognition section, “Revenue is recognized when persuasive evidence of a sales arrangement exists, the price is fixed or determinable, title and risk of loss are transferred, collectability is reasonably assured, product returns are reasonably estimable and there are no remaining significant obligations or customer acceptance requirements. Revenue from product sales is recognized at the time of shipment when title transfers and risk of loss occurs.  Ener1 offers customers a right of return and reserves for such returns are estimated using historical information.”

Our sales in the 2008 fiscal year and first quarter of fiscal 2009 consist primarily of battery related sales from our Enertech operation and a small amount of battery prototype sales from our EnerDel subsidiary.  At Enertech, sales are recorded when title passes to the customer which is the delivery point for domestic sales and the receipt point of Bill of Lading for export sales.  Enertech does not provide any type of discounts including cash discounts, trade discounts and rebates and also does not provide a product guarantee or warranty.  Enertech has sufficient history to determine an expected sales return allowance.

In the future, we expect that EnerDel will be providing a limited warranty on sales of battery packs for electric and hybrid electric vehicles.  We expect that all shipments will be tested by the customer before acceptance.  We do not expect significant sales or payment discounts.  The terms of such warranties and other post-shipment obligations will be negotiated with each customer, and we will establish the appropriate policy and accounting treatment based upon the final agreements.  The Company will revise this disclosure in future filings to include a discussion of expected policies on transportation related battery pack revenue recognition.

Note 3. Acquisitions, page 52

Comment 6

We note the disclosure on page 53 and 56 that the allocation of purchase price for Enertech and EnerDel was based, in part, on third-party valuations.  Please tell us the nature and extent of your reliance on the third party for the asset valuations.  Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response 6
The Company prepared the purchase price allocation and relied, in part, upon third party valuations, for an estimate of the fair market value of certain assets purchased.  The third party valuations were prepared based upon information provided by management of the Company and discussions with the Company’s management without performing verification procedures.  The Company acknowledges Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections and believes the requirements to comply with Rule 436 with respect to the purchase price allocation amounts are not applicable as the purchase price allocation figures are attributable to the Company and not solely from the third party valuations.

Majority Interest in Enertech International, Inc. page 52

Comment 7

Please tell us and revise future filings to disclose how you calculated the purchase price attributable to the common stock and warrants issued as consideration in the acquisition of Enertech.

Response 7
As consideration in the acquisition of Enertech, Ener1 paid $600,000 in cash and issued 5,000,000 shares of Ener1 common stock and warrants to purchase up to 2,560,000 shares of Ener1 common stock at an exercise price of $7.50 per share.  The warrants are immediately exercisable, contain a cashless exercise provision and expire in October 2010.  In addition, Ener1 incurred approximately $1,202,000 of third party transaction costs for a total purchase consideration of $47,408,000.

The following table presents the components of the estimated purchase consideration (in thousands):

Estimated Purchase Consideration:

Cash	$600
Common stock and additional paid in capital	36,825
Warrants to purchase common stock	8,781
Transactions costs	1,202
Total Estimated Purchase Consideration	$47,408

The purchase price attributable to the 5,000,000 shares of Ener1 common stock was estimated by management based on the average closing price of Ener1’s common stock, as reported on the American Stock Exchange, for the five day period before and after October 16, 2008, the date that the terms of the acquisition were announced.  Based on the average closing stock price of $7.365, approximately $36,825,000 of the purchase price was attributable to the common stock.

The purchase price attributable to the warrants to purchase up to 2,560,000 shares of Ener1 common stock was estimated by management, on October 24, 2008, the date of grant, using a Black-Scholes option valuation model.  Based on the fair value of the warrants of $3.43 per share, approximately $8,781,000 of the purchase price was attributable to the warrants.

The fair value of the warrants was estimated with the following key assumptions:

Grant Date	October 24, 2008
Stock Price	$7.00 per share
Strike Price	$7.50 per share
Expiration date	October 24, 2010
Risk free interest rate	1.57%
Expected volatility	95.24%
Expected dividends yield	0.00%

The Company will include in future filings, as applicable, additional disclosures regarding how the purchase price attributable to the common stock and warrants issued in consideration in the acquisition of Enertech was calculated.

Comment 8

We see from page 63 that as part of the acquisition of Enertech, you assumed certain convertible bonds. Please tell us how these bonds were considered in purchase accounting under SFAS 141.

Response 8
In addition to the common stock of Enertech that was purchased, Ener1 acquired 96% of Enertech’s convertible bonds.  As described in Note 12, we evaluated the fair value of the convertible debentures at the date of acquisition.  The convertible bonds are reflected in long term liabilities after the elimination of Ener1’s approximate 96% ownership in such convertible bonds.

Minority Interest in EnerDel, Inc. page 56

Comment 9

We see that you valued the shares of Ener1 common stock issued as consideration based on the closing price reported by the American Stock Exchange on the date of acquisition.  Please tell us how that is consistent with paragraph 22 of SFAS 141, which states that the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.

Response 9
The aggregate purchase price was valued based on the average closing price reported by the American Stock Exchange for the five-day period including two days before and two days after August 12, 2008, the date of acquisition.  The Company will revise this disclosure in future filings to clarify the number of days used.

Note 6. Intangible Assets, page 58

Comment 10

Please revise future filings to disclose the weighted-average amortization period, in total and by major intangible asset class, and the estimated aggregate amortization expense for each of the five succeeding fiscal years.  Refer to paragraphs 44 and 45 of SFAS 142.

Response 10
The Company will include in future filings, as applicable, the suggested disclosure to provide the weighted-average amortization period, in total and by major intangible asset class, and the estimated aggregate amortization expense for each of the five succeeding fiscal years.

Note 9.  Capital Leases, page 59

Comment 11

We reference the disclosure on page 59 that $930,000 of the future minimum lease payments of capital leases represents interest.  The table on page 77 indicated that $1,200,000 of total minimum payments is interest.  Please tell us the difference between these amounts.

Response 11
The disclosure on page 59 that $930,000 of the future minimum lease payments of capital leases represents interest excluded the $270,000 of the debt discount related to the shares of Ener1 common stock issued in connection with the leases.  The debt discount is amortized to interest expense over the life of the lease and was properly included in the future interest expense of $1,200,000 as disclosed in the table on page 77.  The Company will include in future filings, as applicable, the future interest expense associated with the debt discount in the capital lease footnote.

Note 17. Warrants , page 72

2007 Warrant Activity, page 73

Comment 12

We see that for the warrants whose terms were modified during 2007, you state that you did not recognize warrant modification expense since the “fair value of the modified warrant was less than the fair value of the original warrant.”  Since from your disclosure it appears that you reduced the exercise prices of the warrants, please tell us your accounting for the modifications and why this did not result in additional expense.

Response 12
For those warrants whose terms were modified during 2007, the exercise price was reduced and the expected term was also reduced to equate to one day which required that that Ener1 Group would immediately exercise the warrant at the reduced exercise price.  The reduction in the expected term and reduction in the volatility based on the shortened expected term resulted in an estimated fair value of the warrants based on a Black-Scholes valuation model to be less than the valuation the day before the modification.

Item 11. Executive Compensation, page 84

Employment Agreements, page 85

Comment 13

We note that Mr. Grape’s salary increased from $250,000 in 2007 to $300,000 in 2008.  We also note the increase in Mr. Herlihy’s salary from $200,000 to $250,000 and in Mr. Gassenheimer’s salary from $300,000 to $500,000.  Please revise your disclosure in future filings to describe all material terms of employment agreements with your named executive officers, including, without limitation, terms that explain these increases in salary and terms relating to bonus awards.  Refer to paragraph (o)(1) of Item 402 of Regulation S-K.  Also tell us where you have filed your employment agreements with your named executive officers.  Refer to Item 601(b)(10) of Regulation S-K.

Response 13
Mr. Grape is the only named executive employee with an employment agreement. The employment agreement with Mr. Grape was filed as Exhibit 10.43 of the Registrant’s Annual Report on Form 10-KSB for the period ended December 31, 2005, filed March 10, 2006.  Mr. Grape’s salary increase was pursuant to a resolution of the Company’s Board of Directors approved at a meeting held on December 19, 2007 in recognition of his contributions to the Company and the expanded role undertaken in the area of global sales, marketing and business development for Ener1.

As explained in Note 15 to the financial statements, the increase for Mr. Gassenheimer, effective January 1, 2008, represents an increase in the cost reimbursement to Ener1 Group for services rendered by Mr. Gassenheimer from $300,000 per year to $500,000 per year.  This increase was approved by the Board of Directors of the Company on January 15, 2008.

We will revise the disclosure in Part III Item 11 in future filings to describe the basis for increases in salary and bonus awards for executive officers.

Compensation of Directors, page 88

Comment 14

Please reconcile your disclosure under this caption that you reimbursed Ener1 Group $500,000 for salary paid to Mr. Gassenheimer, representing 100% of his 2008 salary, with your disclosure on page 91 and in Financial Statement Note 15 that your agreement with Ener1 Group requires you to reimburse 67% of Mr. Gassenheimer’s salary.  Also tell us where you have filed this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response 14
On page 88 of the Form 10K under Compensation of directors, we stated, “We reimbursed Ener1 Group $500,000 for salary paid to Mr. Gassenheimer during the year.”  There is no reference to 100% of his 2008 salary in this section.  The annual salary for Mr. Gassenheimer at Ener1 Group, Inc. is $750,000 of which Ener1 is responsible to incur $500,000 (approximately 67%) and Ener1 Group is responsible to pay $250,000 (approximately 33%).  As stated above, there is not a formal agreement with Mr. Gassenheimer regarding the amount Ener1 reimburses to Ener1 Group for the salary of Mr. Gassenheimer.  The amount of salary that Ener1 is responsible to incur is determined by the Board of Directors of the Company.

In future filings, we will add disclosure that the independent board of directors approved the reimbursement of Mr. Gassenheimer’s salary, that Mr. Gassenheimer and Mr. Herlihy do not have employment agreements with the Company and explain the basis for any change in compensation.

Item 9A.  Controls and Procedures, page 79

Comment 15

Since you have excluded internal control over financial reporting of the acquired business (Enertech) from management’s report on internal control over financial reporting for the year ended December 31, 2007, please tell us and revise future filings to indicate the significance of the acquired business to the registrant’s consolidated financial statements.  Refer to Question 3 of the “Management’s Report of Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports – Frequently Asked Questions (revised September 24, 2007).”

Response 15
The Company excluded the Enertech acquisition from our internal control over financial reporting for the year ended December 31, 2008 due to the timing of the acquisition in regards to the period subject to the controls and procedures.  Our consolidated financial results include the operations of Enertech for the two months ended December 31, 2008.  Enertech’s revenues represented 83% of our consolidated revenues of $6,848,000 and 50% of our consolidated assets.  The Company is currently performing a risk assessment to establish the 2009 scope to determine the extent of testing needed to comply with Sarbanes Oxley, and we expect to complete our review and testing before the one year anniversary of the acquisition.  There was no material change to our internal control over financial reporting due to the acquisition. The Company will include in future filings, as applicable, the significance of the acquired business.

Exhibits 31.1 and 31.2

Comment 16

We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting.  Please file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Response 16
We have reviewed the language in the certifications filed as exhibits 31.1 and 31.2 with the Form 10-Q and believe that the required language in paragraph 4(b) is included in the certifications.

Comment 17

We note that in your certifications filed as exhibits 31.1 and 31.2, your Chief Executive Officer and Chief Financial Officer have included their titles in the first line of the certification.  In future filings, please ensure that your certifications are provided exactly as set forth in Regulation S-K Item 601(b)(31).

Response 17
The Company will include in future filings, as applicable, the certifications filed as exhibits 31.1 and 31.2 provided exactly as set forth in Regulation S-K Item 601(b) (31).

Form 10-Q for the fiscal quarter ended March 31, 2009

Note 5.  Derivative Instruments and Fair Value of Financial Instruments, page 14

Comment 18

Please tell us where you have provided the disclosures required by SFAS 161 for your derivative instruments.

Response 18
Ener1 does not engage in any hedging activities.  At March 31, 2009, our derivative instruments resulted primarily from the adoption of EITF 07-05, where certain warrants contained exercise price adjustments.  We believe that the disclosures required under SFAS 161 have been accomplished through the Company’s SFAS 157, Level 3 Valuation Techniques reconciliation within the Derivative Liabilities Note 5. We do not have credit-risk related contingent features.

Comment 19

We note the disclosure on page 14 that you valued freestanding warrants that contain down round provisions using a lattice model, with assistance of a valuation consultant.  Please tell us the nature and extent of your reliance on the third party for the valuations.  Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response 19
The Company valued the freestanding warrants that contain down round provisions with the assistance of a valuation consultant using a lattice model, for which management understands the methodologies.  The valuation consultant is responsible for taking the information provided by management of the Company and discussions with the Company’s management without performing verification procedures.  The Company acknowledges Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections and believes the requirements to comply with Rule 436 with respect to the work performed by the valuation consultant are not applicable as the lattice model valuations of the freestanding warrants that contain down round provisions are attributable to the Company and not solely from the third party valuations.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to your comments.  If you should have any questions or further comments, please direct them to the undersigned at (954) 556-4020 ext. 310 or to Robert L. Mazzeo at Mazzeo Song & Bradham LLP at 212 599-0700.

Very truly yours,

/s/ Gerard A. Herlihy
Gerard A. Herlihy

cc:           Mr. Charles Gassenheimer, Chief Executive Officer
 Robert L. Mazzeo, Partner, Mazzeo Song & Bradham LLP
 Ms. Anita Kiehl-Quarles, Partner, Malone & Bailey, PC